# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Park National Corporation, CIK 0000805676
CUSIP: 700658107
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 50 North Third St, Newark, Ohio (OH), 43055
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-015225
Filed by CIK 0000874252

## Reporting persons
- Park National Bank, Trustee By: Amber L Cummins, AVP and Trust Officer: type of reporting person: bank (BK); citizenship or place of organization: Ohio (OH); sole voting power 1,253,581; shared voting power 0; sole dispositive power 307,680; shared dispositive power 0; aggregate amount beneficially owned 1,253,581 (7.8% of the class)
  Comment: See attached "Exhibit 1"; See attached "Exhibit 2"

## Item 1. Issuer
Name of issuer: Park National Corporation
Address of issuer's principal executive offices: 50 North Third St, Newark, OH 43055

## Item 2. Person Filing
Name of person filing: PARK NATIONAL BANK/OH
Address of principal business office or, if none, residence: 50 North Third St, Newark OH 43055
Citizenship: OHIO

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 1,253,581
Percent of class: 7.8
Sole power to vote or to direct the vote: 1,253,581
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 307,680
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Park National Bank, Trustee By: Amber L Cummins, AVP and Trust Officer: /S/ Amber L Cummins, AVP and Trust Officer (02/16/2026)